(713) 860-7352

willburns@paulhastings.com

November 1, 2024

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin Donahue
Mr. Evan Ewing

Re:	Captivision Inc. Registration Statement on Form F-1 Filed October 18, 2024 File No. 333-282709

Ladies and Gentlemen:

On behalf of our client, Captivision Inc. (the “Company”), we are submitting this letter in response to the comment of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated October 30, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response.

General

1.
We note your disclosure that you are seeking to register up to 295,000 Ordinary Shares issuable to certain service providers pursuant to the Deferred Fee Arrangements. Please provide your analysis showing how you determined that there was a completed private placement prior to your attempt to register the resale of these shares. In your analysis, please consider the Commission's guidance set forth in Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the up to 295,000 Ordinary Shares issuable to certain service providers pursuant to the Deferred Fee Arrangements will be pursuant to already completed private

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

November 1, 2024

placements. Both Houlihan Capital, LLC (“Houlihan”) and Gateway Investor Relations (“Gateway”) have entered into deferred fee agreements with the Company pursuant to which they agreed to defer payment for their services provided to the Company. As part of memorializing the Deferred Fee Arrangements, the Company issued (i) a convertible promissory note dated August 12, 2024 to Houlihan as payee in the amount of $185,000 (the “Houlihan Promissory Note”) and (ii) a convertible promissory note dated June 11, 2024 to Gateway as payee in the amount of $110,000 (the “Gateway Promissory Note” and, together with the Houlihan Promissory Note, the “Promissory Notes”). The Promissory Notes are convertible into the Company’s ordinary shares (the “Ordinary Shares”) at a price equal to the lower of (i) the volume weighted average price over the prior five days or (ii) 98% of the closing price on the date prior to conversion. Each of Houlihan and Gateway is named as a selling stockholder in the Registration Statement in respect of the Deferred Fee Arrangements/Promissory Notes.

As the Promissory Notes were issued to both Houlihan and Gateway, respectively, prior to the filing of the Registration Statement, the Company requests the Staff’s concurrence that these private placements of the Company’s securities have already been completed and thus Question 134.01 is not applicable, as it deals with placements that have not yet taken place. Similarly, Question 139.11 contemplates registering “for resale shares of common stock underlying unissued, convertible securities.” However, as noted, the Promissory Notes have already been issued by the Company and the respective private placements are complete.

As a result, the Company does not believe that an amendment to the Registration Statement should be necessary and respectfully requests the Staff’s concurrence.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP

Enclosures

cc: (via e-mail)

Anthony R. Page, Chief Financial Officer, Captivision Inc.